                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934



                                  October 2002





                                   AEGON N.V.





                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

AEGON's press release, dated October 11, 2002, is included as appendix and incorporated herein by reference.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AEGON N.V.
                                   -------------------------------------
                                   (Registrant)





Date: October 11, 2002             By  E.Lagendijk
                                       --------------------------------
                                       E. Lagendijk
                                       Senior Vice President and
                                       General Counsel